SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      CCC INFORMATION SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    12487Q198
                              ---------------------
                                 (CUSIP Number)

James M. Better                                 Drake S. Tempest, Esq.
Capricorn Investors II, L.P.                    O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                     The Citicorp Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                   New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Capricorn Investors II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,337,000
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,337,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,337,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Capricorn Holdings, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,337,000
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,337,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,337,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,337,000
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,337,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,337,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND THE ISSUER

         The title of the class of equity securities to which this statement relates is:

         Common Stock, $.10 par value ("COMMON STOCK"), of
         CCC Information Services Group Inc., a Delaware corporation (the "COMPANY")

         The name of the issuer and address of its principal executive offices are:

         CCC Information Services Group Inc.
         444 Merchandise Mart
         Chicago IL 60654
         (312) 222-4636


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of Capricorn Investors II, L.P., a Delaware limited partnership ("CAPRICORN II"), Capricorn Holdings, LLC, a
Delaware limited liability company and sole general partner of Capricorn II ("CAPRICORN HOLDINGS"), and Herbert S. Winokur, Jr., the manager of Capricorn Holdings ("WINOKUR"). Winokur may be deemed to control Capricorn II and Capricorn Holdings, respectively.

         The principal business address of the reporting persons is 30 East Elm Street, Greenwich, Connecticut 06830. Winokur is a citizen of the United States of America.

         During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Capricorn II is principally engaged in making equity and debt investments in, and controlling or otherwise influencing the operations of, other companies, currently including companies involved in the manufacture of adult incontinence products, the license and sale of branded baked goods, the design and fabrication of oil field processing equipment and systems for domestic and international oil and gas industry, and mortgage origination and servicing.

         The reporting persons do not constitute, and are not filing this statement, as a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"). For purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of shares of Common Stock beneficially owned by any other reporting person, except that neither Capricorn Holdings nor Winokur disclaim beneficial ownership of shares of Common Stock beneficially owned by the other. See also Item 6.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Capricorn II has agreed to purchase 1,337,000 shares of Common Stock at a purchase price of $18.34 per share, 72 shares of the Company's Series C Cumulative Redeemable Preferred Stock ("SERIES C PREFERRED STOCK") at a purchase price of $1,000 per share and 407 shares of the Company's Series D Cumulative Redeemable Preferred Stock ("SERIES D PREFERRED STOCK") at a purchase price of $1,000 per share, for an aggregate purchase price of $24,999,580 for all shares to be purchased, plus accrued and unpaid dividends through July 21, 1998 on the Series C Preferred Stock and Series D Preferred Stock. The funds will be provided by capital contributed to Capricorn II by its partners.


ITEM 4.  PURPOSE OF TRANSACTION

         The Schedule 13D is being filed to report the acquisition by the reporting persons of beneficial ownership of Common Stock and other securities of the Company pursuant to an agreement between Capricorn II and White River Ventures, Inc. ("WHITE RIVER VENTURES"). White River Ventures is a wholly owned subsidiary of White River Corporation, a Delaware corporation ("WHITE RIVER CORP."). In Amendment No. 1 to its Schedule 13G filed July 10, 1998, White River Corp. reported the following with respect to its ownership of securities of the
Company:

     "The aggregate number of shares of Common Stock that White River Corp. owns beneficially, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, is 8,584,564, which constitutes approximately 34.7% of the outstanding shares of Common Stock. White River Corp. and its affiliates also beneficially own or control an aggregate of 630 Shares of the Series C Preferred Stock, 3,601 shares of the Series D Preferred Stock and 500 shares of the Series E Cumulative Redeemable Preferred Stock (the "Series E Preferred Stock").

     The Series E Preferred Stock carries certain voting rights according to a formula, the effect of which is to cause White River Corp. and its affiliates, through their ownership of shares of Series E Preferred Stock, to have 51% of the votes to be cast on any matter to be voted upon by the holders of Common Stock. To the extent White River Corp. and its affiliates also own shares of Common Stock, such Series E Preferred Stock will only provide an additional voting percentage that, when added together with the vote from White River Corp.'s and its affiliates' shares of Common Stock, will provide White River Corp. and its affiliates with a maximum of 51% of the votes. White River Corp. and its affiliates have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this Schedule 13G relates, subject to the terms of the Amended and Restated Stockholders Agreement described more fully in Item 8...[of the White River Corp. Schedule 13G]...and the Existing Assets Management Agreement described more fully in ...
     [the White River Corp. Schedule 13G]....

     "Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 11, 1997, as amended, among Demeter Holdings Corporation, a Massachusetts corporation ("Demeter"), WRC Merger Corp., a Delaware corporation and a wholly owned subsidiary of Demeter ("MergerCo."), WRV Merger Corp., a Delaware corporation and a wholly owned subsidiary of MergerCo. ("Merger Sub"), White River Corp. and White River Ventures, on June 30, 1998, MergerCo merged with and into White River Corp. and MergerSub merged with and into White River Ventures. As a result, White River Corp. is a wholly owned subsidiary of Demeter and White River Ventures is a wholly owned subsidiary of White River Corp. Demeter is solely controlled by the President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation and title-holding company for the endowment fund of Harvard University. Demeter has the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by White River Ventures.

     "Pursuant to the Existing Assets Management Agreement, dated as of July 1, 998, between Charlesbank Capital Partners, LLC ("Charlesbank"), Harvard and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in the ... [Company] ... disclosed ... [in the White River Corp. Schedule 13G]."

         In the White River Corp. Schedule 13G, White River Corp. also reported that it had entered into an Amended and Restated Stockholders Agreement pursuant to which the Board of Directors of the Company is currently fixed at seven persons, four of whom are designees of White River Ventures. Contemporaneously, with the mergers described above, White River Ventures requested Winokur and Mr. Dudley Mecum ("MECUM"), a member of Capricorn Holdings, to serve as designees of White River Ventures on the Company's Board and Winokur and Mecum were appointed as directors of the Company on June 30, 1998.

         On July 21, 1998, White River Ventures and Capricorn II entered into a Stock Purchase Agreement dated as of July 21, 1998 (in the form attached hereto as Exhibit 1, the "PURCHASE AGREEMENT"), pursuant to which Capricorn II has the right and obligation to acquire 1,337,000 shares of Common Stock, 72 shares of Series C Preferred Stock and 407 shares of Series D Preferred Stock at a purchase price, payable in cash, of $18.34 per share of Common Stock and $1,000 per share of Series C Preferred Stock and Series D stock, for an aggregate purchase price of $24,999,580, plus accrued and unpaid dividends through the date of the Purchase Agreement (the "ACQUISITION"). The respective obligations of White River Ventures and Capricorn II are subject to the satisfaction of conditions specified in the Purchase Agreement, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the Acquisition under the Purchase Agreement is as soon as practicable following satisfaction of the conditions set forth in the Purchase Agreement. Reference is made to the Purchase Agreement for a complete statement of the terms thereof.

         Upon execution of the Shareholders Agreement described in Item 6 below, the reporting persons and White River Ventures may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act and, as such, each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members. Pursuant to Rule 13d-4, the reporting persons disclaim beneficial ownership of the Common Stock held by White River Ventures.

         The purpose of Capricorn II, Capricorn Holdings and Winokur in causing Capricorn II to enter into the Purchase Agreement and acquire the shares of Common Stock from White River is to acquire an equity position in the Company and, through its representation on the Company's Board of Directors, to influence the management, policies and activities of the Company.

         If Capricorn II acquires shares of Common Stock in the Acquisition, Capricorn II may subsequently acquire or dispose of other shares of Common Stock or other equity securities of the Company. The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock or other equity securities of the Company by Capricorn II will depend upon the continuing assessment by Capricorn II, Capricorn Holdings and Winokur, of all relevant factors, including without limitation the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Capricorn II; the business and prospects of Capricorn II; economic conditions generally and in the automotive information and claims processing services business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Capricorn II; the availability and nature of opportunities for Capricorn II to purchase additional securities of the Company; and other plans and requirements of Capricorn II. The amount, timing and conditions of any such dispositions of securities of the Company will also depend on actions of the parties under the Shareholders Agreement described in
Item 6, below. Depending upon their assessment of these factors from time to time, Capricorn II, Capricorn Holdings or Winokur may change their present intentions as stated above.

         The determination of Capricorn II, Capricorn Holdings and Winokur, as the case may be, to have Capricorn II make an equity investment in the Company was made in the context of an overall review of the Company and its subsidiaries, which included the possibility (which Capricorn II, Capricorn
Holdings and Winokur intend to continue to consider) of seeking to acquire equity securities of the Company in addition to the shares of Common Stock and preferred stock to be acquired pursuant to the Purchase Agreement, although none of Capricorn II, Capricorn Holdings and Winokur have any present plans in this regard.

         Should Capricorn II in the future seek to acquire additional shares of Common Stock or other equity securities of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of an equity position in the Company might assist Capricorn II in reaching such result.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Upon the closing of the Acquisition, Capricorn II will be the direct beneficial owner, and Capricorn Holdings and Winokur will be the indirect beneficial owners, of 1,337,000 shares of Common Stock. Based upon 25,021,887 shares of Common Stock issued and outstanding on June 30, 1998 (as reported in response to an inquiry to the Company), and determined without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares, the shares are equal to approximately 5.34% of the number of outstanding shares of Common Stock. Capricorn II, Capricorn Holdings and Winokur, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock to be so acquired.

         Except as set forth herein, none of the reporting persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         The Purchase Agreement provides that at the closing of the Acquisition, White River Ventures and Capricorn II will enter into an agreement (in the form annexed as Exhibit 2, the "Shareholders Agreement"). The Shareholders Agreement will provide that Capricorn II and White River Ventures will vote all Common Stock now or hereafter acquired by them, and will take all reasonable action as shareholders of the Company to cause, the election to the board of directors of the Company of one individual designated from time to time by Capricorn II and any individuals designated from time to time by White River Ventures. Capricorn II's rights described in the preceding sentence may be exercised only so long as Capricorn II owns at least 80% of the Common Stock acquired by Capricorn II pursuant to the Stock Purchase Agreement. The Shareholders Agreement will also provide the parties with certain rights relating to dispositions of Common Stock, including mutual "tag along" rights and mutual first offer rights with respect to sales of such stock by the parties and, in White River Ventures' case, "drag along" rights entitling White River Ventures to require the reporting persons to sell such shares in connection with sales by White River Ventures to the same purchaser and on substantially the same terms and conditions. Reference is made to the Shareholders Agreement for a complete statement of the terms thereof.

         In Amendment No. 1 to the White River Corp. Schedule 13G, White River Corp. reported the following in Item 6 thereof:

         "David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (collectively, the "Inside Stockholders"), White River Ventures (together with the Inside Stockholders, the "Stockholders") and the ... [Company] ... entered into an Amended and Restated Stockholders Agreement dated June 30, 1998 pursuant to which the Inside Stockholders and White River Ventures have agreed to certain provisions regarding the corporate governance of the ... [Company] ..., including the election of directors. The Amended and Restated Stockholders Agreement terminates upon the first to occur of (i) the written agreement of the parties, (ii) the liquidation or dissolution of the ... [Company] ..., (iii) the first day on which there are no shares of Series C or Series D or Series E Preferred Stock outstanding or (iv) June 16, 1999. Until the Amended and Restated Stockholders Agreement terminates, the following provisions are in effect, among others:

         "The Stockholders agree to vote in favor of any proposed amendment to the ... [Company]'s ... Certificate of Incorporation the purpose of which is to fix at nine the maximum number of members of the Board of Directors of the  ...  [Company]  ....  Until  such an  amendment  is
         approved, the Stockholders and the ... [Company] ... shall take all actions necessary to cause the nomination and election to the board of directors of (i) four individuals designated by White River Ventures and (ii) three individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. After the amendment to the ... [Company]'s ... Certificate of Incorporation is approved, the Stockholders and the ... [Company] ... shall take all actions necessary to cause the nomination and election to the board of directors of
         (i) five individuals designated by White River Ventures and (ii) four individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. The Inside Stockholders and White River Ventures shall act to cause vacancies on the board of directors to be filled by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director without the consent of the stockholder group that designated such director except after consultation with such stockholder group and after a determination that the director to be removed has breached his fiduciary duties to the ... [Company] ...

         "In addition, the Stockholders have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Inside
         Stockholders, shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price, and other terms of certain business combinations where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the directors not designated by the Inside Stockholders and subject to the receipt of a fairness opinion, if requested by White River Ventures, from an investment bank selected by White River Ventures. Following the voluntary resignation from the board of directors, death or disability of David M. Phillips, the Inside Stockholders and White River Ventures have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

         "The Stockholders have also agreed that a majority of the directors designated by the Inside Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock, provided, however, that the ... [Company] ... shall not consummate any such offering (i) unless the ... [Company] ... can demonstrate to the reasonable satisfaction of White River Ventures that after giving effect to such subsequent offering the ... [Company] ... would have funds legally available to redeem shares of the Redeemable Preferred Stock in accordance with its terms and (ii) without the unanimous approval of the members of the board of directors in the event that David M.
         Phillips shall voluntarily resign from the board of directors, die or become disabled.

         "As a result of the Amended and Restated Stockholders Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act, and as such, each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members. Pursuant to Rule 13d-4, ... [White River Corp.] ... disclaims beneficial ownership of the Common Stock held by all other parties of the Amended and Restated Stockholders Agreement."

         As noted in Item 4, the reporting persons may be deemed to constitute a "group" with White River Ventures within the meaning of Rule 13d-5(b)(1) under the Act. In the Stock Purchase Agreement, Capricorn II has agreed that it will acknowledge that the Common Stock is subject to the Amended and Restated Stockholders Agreement. The proposed form of acknowledgment is Exhibit 3 to this
Schedule 13D. The reporting persons disclaim membership in a group with the Stockholders and disclaim beneficial ownership of the Common Stock held by the Stockholders.

         Reference is made to Item 4 above and Exhibit 1 for a description of the Purchase Agreement and the arrangements pursuant to which Messrs. Winokur and Mecum were appointed to the Company's Board of Directors. White River has informed Capricorn II that, acting pursuant to the Amended and Restated Stockholders Agreement described above, Messrs Winokur and Mecum have been designated as two of White River's nominees to the Company's Board of Directors at the 1998 annual meeting of stockholders of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1     Stock  Purchase  Agreement  dated  as of  July  21,  1998
                       between   White  River   Ventures,   Inc.  and  Capricorn
                       Investors II, L.P.

         Exhibit 2 Form of Shareholders Agreement to be executed by White River Ventures, Inc. and Capricorn Investors II, L.P.

         Exhibit 3     Form  of   Acknowledgment   of   Amended   and   Restated
                       Stockholders Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 22, 1998



CAPRICORN INVESTORS II, L.P.


By Capricorn Holdings, LLC,
     its General Partner




By: /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 22, 1998




CAPRICORN HOLDINGS, LLC



By: /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  July 22, 1998




By: /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------------
        Herbert S. Winokur, Jr.

                                  EXHIBIT INDEX


Stock Purchase Agreement dated as of July ............Exhibit 1
27, 1998 between White River Corporation and Capricorn Investors II, L.P.

Form of Shareholders Agreement to be .................Exhibit 2
executed by White River Ventures, Inc.
and Capricorn Investors II, L.P.

Form of Acknowledgment of Amended and ................Exhibit 3
Restated Stockholders Agreement


                                     Ex. - 1